Exhibit (d)(221)
AMENDMENT TO
SUB-ADVISORY AGREEMENT
PERKINS MID CAP VALUE FUND
     THIS AMENDMENT is made this 7th day of December, 2012, between PERKINS INVESTMENT MANAGEMENT LLC, a Delaware limited liability company (“Perkins”), and JANUS CAPITAL MANAGEMENT LLC, a Delaware limited liability company (“Janus”).
W I T N E S S E T H
     WHEREAS, Perkins and Janus are parties to a Sub-Advisory Agreement on behalf of Perkins Mid Cap Value Fund (the “Fund”), dated December 31, 2008 (the “Agreement”);
     WHEREAS, the parties desire to amend the Agreement as set forth in greater detail below;
     WHEREAS, pursuant to Section 10 of the Agreement, any amendment to the Agreement is subject to approval (i) by a majority of the Trustees, including a majority of the Trustees who are not interested persons (as that phrase is defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Trust, Janus, Perkins or their affiliates, and (ii) if required by applicable law, by the affirmative vote of a majority of the outstanding voting securities of the Fund (as that phrase is defined in Section 2(a)(42) of the 1940 Act);
     WHEREAS, the parties have obtained Trustee approval as set forth above, and the parties agree that a shareholder vote is not required to amend the Agreement; and
     NOW, THEREFORE, in consideration of the premises and of the mutual agreements set forth below, the parties agree to amend the Agreement as follows:
     1. Section 8 of the Agreement is deleted and replaced with the following below.
“Termination. This Agreement may be terminated at any time, without penalty, by the Trustees or by the shareholders of the Fund acting by vote of at least a majority of its outstanding voting securities, provided in any such case that 60 days’ advance written notice of termination be given to Perkins at its principal place of business. This Agreement may be terminated (i) by Janus at any time, without penalty by giving 60 days’ advance written notice of termination to Perkins; (ii) by Perkins at any time, without penalty by giving 90 days’ advance notice to Janus and the Trust, unless Janus or the Trust requests additional time to find a replacement for Perkins, in which case Perkins shall allow the additional time requested by Janus or the Trust not to exceed 90 days’ beyond the initial 90 days’ notice period unless otherwise agreed to by Janus, the Trust and Perkins; or (iii) by Janus or the Trust without advance notice if Perkins becomes unable to discharge its duties and obligations under this Agreement. In addition, this Agreement shall terminate, without penalty, upon the termination of the Advisory Agreement.”
     2. The parties acknowledge that the Agreement, as amended, remains in full force and effect as of the date of this Amendment, and that this Amendment, together with the Agreement and any prior amendments, contains the entire understanding and the full and complete agreement of the parties and supercedes and replaces any prior understandings and agreements among the parties respecting the subject matter hereof.
     3. This Amendment may be contemporaneously executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the parties have caused their duly authorized officers to execute this Amendment as of the date first above written.

JANUS CAPITAL MANAGEMENT LLC
By:	/s/ Stephanie Grauerholz-Lofton
Stephanie Grauerholz-Lofton
Vice President

PERKINS INVESTMENT MANAGEMENT LLC
By:	/s/ Ted Hans
Ted Hans
Chief Operations Officer